Exhibit 4.41

BioProgress plc

Hostmoor Avenue

March

Cambridgeshire

PE15 0AX

Graham Cole

18 Shepherd House

5 Shepherd Street

London W1J 7HN

2003

Dear Graham

APPOINTMENT AS NON-EXECUTIVE DIRECTOR

Further to our recent discussions, I am writing to record the terms which have been agreed in respect of your appointment as a non-executive director of BioProgress Plc (“the Company”). You will of course be subject to the normal duties and responsibilities of a director at law including duties of care and confidentiality.

1.	Your appointment as a non-executive Director of the Company may be terminated by either party giving to the other a minimum of three months’ written notice.

2.	You will be entitled to receive a monthly fee of £23,000 (inclusive of any VAT) in respect of each month spent by you in the performance of the services outlined in this letter. The fee shall be payable on receipt of an appropriate invoice which you shall render at the end of each month. The Company shall not account to you for any fees save following receipt of such invoice. On termination of your appointment you will be paid your fee on a pro-rata basis, to the extent it is unpaid, up to the date of termination.

3.	You agree that you will bear responsibility for the payment of any tax, social security contributions or other statutory levy, deduction or impost which may be found due in relation to any fee payable pursuant to this agreement. You accordingly agree fully to indemnify and to keep fully indemnified the Company and all companies in the Group against all and any liabilities for income tax, social security contributions or other statutory levy, deduction or impost arising in respect of any fee payable under this agreement (including, for the avoidance of doubt, any interest, penalties or costs).

4.	You will be fully reimbursed for all out of pocket expenses which you may incur in the course of your duties on production of receipts or other supporting documentation satisfactory to the Company (in accordance with the Company’s normal procedures).

Expenses reimbursed would include legal and other fees if circumstances should arise in which it was necessary for you to seek independent professional advice in relation to your directorship. The circumstances in which this might occur may be difficult and if you are minded to seek such advice I would expect you, if time permits, to discuss the issue in advance with me before taking such advice.

5.	Notwithstanding the foregoing, your appointment will terminate automatically upon:-

5.1	your vacating office pursuant to the Articles of Association of the Company, the Companies Act 1985 (as amended) or otherwise by law;

5.2	your being removed from office as a director by any resolution duly proposed and resolved by the members of the Company;

5.3	your not being re-elected as a director when you submit yourself for re-election; or

5.4	a material breach by you of your obligations under this agreement.

6.	On termination of this appointment for whatever reason or where otherwise required to resign your directorship of the Company, pursuant to this agreement, you will forthwith resign your directorship upon request from the Company and if the appropriate resignation shall not be signed and delivered by you within 7 days after such request you agree that the Board may appoint any other director of the Company to sign such notice of resignation for you and on your behalf and in your name for such purpose. You will return all property of the Company or of the Group in your possession on the expiry or termination of your appointment for whatever reason.

7.	You will generally be expected to attend at all Board Meetings (which are expected to take place a maximum of six times a year) and General Meetings. If you are requested to sit on any of the audit and/or remuneration committees, you will also be expected to attend any appropriate meetings in this regard. It is expected that your duties will require 2 full days’ work per month (a “day”, for the purposes of this agreement, consisting of 8 hours’ work). In the event that your duties require or are likely to require you to work in excess of 2 days each month on a consistent basis, the Company will review the fee payable pursuant to paragraph 2 of this letter with a view to reaching agreement with you as to the level of any appropriate increase to the fee payable pursuant to paragraph 2 of this letter (whether on a temporary or permanent basis). In the absence of mutual agreement between you and the Company as to the level of any increase, the fee will remain as specified in paragraph 2 of this agreement.

8.	While you hold office in the Company, save with the written consent of the Board or by way of shareholdings for investment purposes not exceeding 5% of the share capital of the relevant company, you agree not to become a director of, or to own or be interested (directly or indirectly) in any shares in any company which competes with the Company.

9.	You will of course be subject to the Model Code for directors of AIM companies, published from time to time by the London Stock Exchange or such similar code on directors’ dealings in securities as the Company may from time to time adopt and to any other regulatory requirements to which the Company is subject.

10.	You are required to perform the services outlined in this letter in a good, efficient and proper manner. While your method of work is your own, you shall comply with the reasonable requests of the Board and shall use your best endeavours to promote the interests of the Company and the Group.

11.	Notwithstanding any other fiduciary obligations you may have to the Company you will of course be expected to treat as secret and confidential and not at any time (either during or after the termination of your appointment) for any reason disclose or permit to be disclosed, to any person or otherwise make use of, or permit use to be made of any Confidential Information relating to the Company’s and/or the Group’s business, affairs, finances or products received by you during the course of your appointment save that this obligation shall not extend to matters which are or shall be in the public domain otherwise than due to your default. For the purposes of this agreement Confidential Information shall mean:-

11.1	any trade secrets, trading details, details of suppliers and their terms of business, details of customers and their requirements, the prices charged to and the terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that they are published in audited accounts), any proposals relating to any acquisition or disposal of the whole or part of any Group company or business or to the proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them or other information of a confidential nature relating to any company in the Group (including, without limitation, details of activities, businesses, forward planning programmes or finances of any such company); and

11.2	any other information specifically designated by any company in the Group as confidential; and

11.3	any information in relation to which any company in the Group owes a duty of confidentiality to any third party;

12	As a non-executive Director of the Company, you should note that you do not have authority to commit the Company in any way without the express authorisation of the Board.

13.	You are engaged as an independent self-employed contractor. You are not and shall not be deemed to be an employee, agent or partner of the Company and nor shall you hold yourself out as such for any purpose whatsoever. The termination of your appointment for whatever reason shall not in any circumstances constitute or be deemed to constitute a dismissal for any purpose.

14.	The Company intends to take out directors’ and officers’ liability insurance.

15.	To the extent lawfully permitted by the Companies Act 1985 (as amended from time to time) or otherwise, the Company will indemnify you out of its assets against any liability incurred by you in or about the execution of your duties including in defending any proceedings (whether civil or criminal) which relate to any done or omitted to be done by you as an officer of the Company in which judgment is given in your favour or in which you are acquitted or in connection with any application in which relief is granted to you by the court from liability for negligence, default, breach of duty or breach of trust in relation to the performance of your duties as a non-executive director of the Company.

16.	For the purposes of this letter “Group” meant the company, any holding company of the company or any subsidiary or subsidiary undertaking of the company or any such holding company within the meaning ascribed to those terms by the Companies Act 1985 (as amended).

17.	This agreement contains the whole of the term agreed in respect of your appointment as from today’s date and is in substitution for any previous agreement or arrangement between you and the company.

If you have any question regarding the terms of this letter, please do not hesitate to contact us.

EXECUTED AS A DEED by the ) Company in the presence of:- )	Director	/s/ Malcolm Brown
Malcolm Brown

	secretary	/s/ Elizabeth Edwards
Elizabeth Edwards

EXECUTED AS A DEED and ) DELIVERED by )

Graham Cole )
In the presence of:- )		/s/ Graham Hind
Graham Hind as Attorney

/s/ Sean Geraghty
Sean Geraghty

2, SERJEANTS’ INN
EC4Y
SOLICITOR

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